SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

7 February 2013

Aviva strengthens leadership team

As Aviva moves into the next stage of its transformation, Mark Wilson, Group Chief Executive Officer, has made a number of appointments to strengthen his leadership team.  These changes have three clear aims: first, to ensure Aviva has strong business leaders in all its key markets; second, to drive outstanding execution; and third, to enhance some of Aviva's core insurance centres of excellence globally.

David McMillan has been appointed CEO of Aviva Europe. David will be the member of the Group Executive accountable for our businesses in Spain, Italy, Turkey, Poland, Lithuania and Russia and he will become Chair of Aviva's French Board. Most recently he was Group Transformation Director and before that was CEO of Aviva's UK General Insurance business.  This appointment recognises David's positive impact on the business during his time as Transformation Director.

Nick Amin is joining Aviva as Group Transformation Director and will become a member of the Group Executive, reporting to Mark Wilson. Nick has a very strong background in driving change across multiple cultures and geographies in the insurance sector, in both Cigna and AIA.  Nick was instrumental in the transformation of AIA and preparing the company for IPO.

Jason Windsor will join the Group Executive as Chief Strategy and Development Officer.  This appointment recognises the success and ability Jason demonstrated over the past 12 months leading Aviva's strategic review and disposal programme.

Aviva Investors is a core asset of the Group and Jason Windsor will take on the additional executive responsibility of Aviva Investors, reporting to Mark Wilson.  Jason will work with Paul Abberley, Aviva Investors' interim CEO, to ensure the business is positioned to perform to its potential.  Pat Regan will continue as Chairman of Aviva Investors in addition to his other responsibilities.

David Angulo will broaden his remit to take on global responsibility for driving the development of our bancassurance distribution across Aviva. He will work alongside our business leaders to improve value from existing relationships and support the development of new relationships. David will report to Nick Amin.

These changes are with immediate effect and subject to appropriate regulatory approval.  They follow the announcement on 28 January 2013 of the appointment of Khor Hock Seng as CEO of Aviva Asia.  He will assume the role on 8 March and his appointment reaffirms our commitment to selected markets in Asia where we can build scale and deliver consistent returns.

As a result of these changes Trevor Matthews will not stand for re-election at the 2013 Annual General Meeting and will step down from the Board on the day prior to this year's AGM.  Trevor has broad insurance experience and he has added stability to the Group's developed markets during a period of business change.   Trevor will continue in an advisory capacity for a number of months to ensure a smooth transition of his responsibilities.

Mark Wilson, Chief Executive Officer of Aviva plc, said:

"These changes are about ensuring we have the right people in the right jobs and that we have the best possible leadership team so Aviva can achieve its undoubted potential.  David McMillan's and Jason Windsor's new roles recognise the strength of their achievements during 2012.  Nick Amin and Khor Hock Seng are exceptional additions to the team.  I would also like to thank Trevor Matthews for his considerable contribution to Aviva and wish him well for his future."

Enquiries:

Media

Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Notes to editors:

•     Nick Amin was previously Executive Vice President and Group Chief Administration Officer at AIA.  Nick was responsible for the execution of AIA's transformation strategy which resulted in AIA's successful IPO. Prior to AIA, Nick was President and Chief Operating Officer at Cigna Asia Pacific, where he improved the profitability of the individual country businesses and successfully reduced the expense base.

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive.

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 February, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary